Exhibit 99.83

November 3, 2017

Lithium Americas Announces Share Consolidation and

Application to List on the NYSE American Stock Exchange in Addition to its TSX Listing

Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (OTCQX: LACDF) (“Lithium Americas” or the “Company”) announced today that it has applied to list its common shares on the NYSE American stock exchange. In connection with the planned U.S. listing, and as previously authorized by its shareholders, the Company is implementing a consolidation of its outstanding common shares. The Company’s board of directors has determined that the consolidation will be effected on the basis of one new common share for every five currently outstanding common shares. The consolidation will take effect on November 8, 2017 and the Company’s common shares are expected to commence trading on the Toronto Stock Exchange on a post-consolidation basis beginning at the open of markets on November 8, 2017. There are currently 442,281,126 common shares issued and outstanding, and it is expected that there will be 88,456,225 common shares issued and outstanding following the consolidation, subject to rounding for any fractional shares. No fractional shares will be issued as a result of the share consolidation. Fractional interests of 0.5 or greater will be rounded up to the nearest whole number of shares and fractional interests of less than 0.5 will be rounded down to the nearest whole number of common shares.

Registered shareholders holding share certificates will be mailed a letter of transmittal advising of the share consolidation and instructing them to surrender their share certificates representing pre-consolidation common shares for replacement certificates representing their post-consolidation common shares. Until surrendered for exchange, following the effective date of the consolidation, each share certificate formerly representing pre-consolidation common shares will be deemed to represent the number of whole post-consolidation common shares to which the holder is entitled as a result of the consolidation.

Holders of common shares of the Company who hold uncertificated common shares (i.e., common shares held in book-entry form and not represented by a physical share certificate), either as registered holders or beneficial owners, will have their existing book-entry account(s) electronically adjusted by the Company’s transfer agent or, for beneficial shareholders, by their brokerage firms, banks, trusts or other nominees that hold in “street name” for their benefit. Such holders do not need to take any additional actions to exchange their pre-consolidation common shares for post-consolidation common shares.

Beneficial shareholders holding their common shares through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing the consolidation than those that have been put in place by the Company for registered shareholders. If you hold your common shares with such a bank, broker or other nominee and if you have questions in this regard, you are encouraged to contact your nominee.

In announcing the application to list on a U.S. stock exchange, Lithium America’s CEO, Tom Hodgson, commented: “We look forward to a U.S. listing for Lithium Americas. We believe the share consolidation and U.S. listing will improve trading liquidity of our common shares and enable us to broaden our shareholder base.”

The Company currently anticipates that, subject to the receipt of all required approvals, its common shares will begin trading on the NYSE American stock exchange before the end of 2017. The listing of the Company’s common shares on the NYSE American stock exchange remains subject to the approval of that exchange and the satisfaction of all applicable listing requirements. After completing a listing on the NYSE American stock exchange, the Company intends to apply to migrate its listing to the NYSE at such time as it satisfies applicable eligibility requirements, and any such migration remains subject to the approval of the NYSE.

About Lithium Americas

Lithium Americas, together with its joint venture partner, Sociedad Quimica y Minera de Chile S.A., is developing the Cauchari-Olaroz lithium project, located in Jujuy, Argentina, through its 50% interest in Minera Exar S.A. In addition, Lithium Americas owns 100% of the Lithium Nevada Project, and 100% of RheoMinerals Inc., a supplier of rheology modifiers for oil-based drilling fluids, coatings, and specialty chemicals.

For further information contact:

Lithium Americas Corp.

Investor Relations

Suite 1100 – 355 Burrard Street

Vancouver, BC, V6C 2G8

Telephone: 778-656-5820

Email: ir@lithiumamericas.com

Website: www.lithiumamericas.com

Forward-Looking Information

This news release contains “forward-looking information” under the provisions of applicable securities legislation. Such forward-looking information is subject to various risks and uncertainties. Forward-looking information in this news release includes, but is not limited to, statements with respect to the timing, receipt of regulatory approval for, and completion of the share consolidation and listing of the Company’s common shares on a U.S. stock exchange as well as statements relating to future trading liquidity and our future shareholder base.

Forward looking information is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements, including, but not limited to, risks and uncertainties related to obtaining regulatory approval in a timely manner, or at all. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information or statements.